Exhibit 99.(I)


             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")
                REPORTS FOURTH QUARTER AND FULL YEAR 2001 RESULTS

Panama City, Republic of Panama, February 7, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and the Caribbean region, today reported results for the fourth quarter and year ended December 31, 2001. Net loss for the fourth quarter was $76.7 million, compared with net income of $22.9 million reported in the fourth quarter of 2000. Net loss per common share after preferred dividends was $4.43 for the fourth quarter of 2001, compared with net earnings per share of $1.16 reported for the fourth quarter of 2000. The Bank's results in the fourth quarter were affected by a $106 million increase in the Bank's allowance for credit losses and impairment of securities related to the situation in Argentina.

The average number of common shares outstanding for the fourth quarter of 2001 was 17,372,047 shares compared to 19,429,213 shares for the fourth quarter of 2000.

For the year ended December 31, 2001, the Bank reported net income of $2.5 million, compared with $97.1 million for the year ended December 31, 2000. Earnings per common share after preferred dividends were $0.06 per common share, compared to $4.84 for 2000.

The average number of common shares outstanding for the year ended December 31, 2001 was 18,101,751 shares compared to 19,782,871 shares for the year ended 2000.

Commenting on the Bank's performance, Jose Castaneda, chief executive officer said, "As we have been advising shareholders and investors in our communications over the last several quarters, the operating environment in the Latin American region deteriorated throughout 2001. This has increased the risk perception of the region and has contributed directly to a less successful performance by the Bank than we had hoped. The overriding issue in recent months has been the rapidly worsening situation in Argentina and its impact on the Bank's Argentine portfolio. A year ago this portfolio totaled approximately $1.5 billion but through pro-active management we have reduced this exposure by nearly one-third to approximately $1.1 billion today."

The Bank does not hold Argentine sovereign debt. The distribution of the credit portfolio, which is all US dollar-denominated, is as follows:

----------------------------------------------------------------------------------------------------------
                                                ARGENTINA
----------------------------------------------------------------------------------------------------------
                                               DEC-31-00       SEP-30-01      DEC-31-01    |  FEB-05-02
-------------------------------------------------------------------------------------------|--------------
Controlled subsidiaries of major US &                                                      |
  European Banks                                    19%            22%             20%     |      22%
                                                                                           |
Branches of major US & European Banks                6%             4%              5%     |       5%
                                                                                           |
Controlled subsidiaries of major US &                                                      |
  European Corporations                             21%            19%             21%     |      23%
                                                                                           |
Largest government owned banks                      31%            29%             31%     |      24%
                                                                                           |
Local banks                                         13%            13%             11%     |      13%
                                                                                           |
Local corporations                                  10%            13%             12%     |      13%
----------------------------------------------------------------------------------------------------------

"The current situation in Argentina is extraordinarily fluid and uncertain. The government is issuing new policies and regulations almost daily in an attempt to deal with financial turmoil and an economy which has endured four years of recession. In the absence of any clarity about the timing or nature of resolving the myriad of issues facing the country, BLADEX management and Board are taking a conservative position relative to the Bank's credit portfolio in Argentina. The deterioration of the economy may ultimately affect the financial condition of the Bank's obligors in the private sector, including banks and corporations. Therefore, a decision has been made to increase our allowance for credit losses and impairment of securities by $106 million to a total of $235 million."


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

"In addition, the Board has suspended dividends on common shares, believing that it is in the best interests of shareholders to conserve the Bank's capital resources until the probable outcome of the Bank's exposure to Argentina is clear."

 "In light of the considerable progress which the Bank has made in recent years, these actions have been particularly painful. And while the near-term outlook is uncertain, BLADEX management and Board have a clear strategy to achieve profitable growth in the future. Until economic stability returns to the region, which we believe it inevitably will, investors should take comfort in the Bank's strong capitalization with a Tier 1 capital adequacy ratio at December 31, 2001 which is three times the minimum required by the Federal Reserve Board and the Basle Accord. Further deterioration in the Bank's loan portfolio may reduce this ratio. In the months and years ahead, as the governments of the region seek to accelerate their domestic economies through trade, the Bank will be in a unique position to consolidate its market leading position in trade finance, our core competency, which should be in great demand. In addition top tier corporate business will continue as a major element in the Bank's growth strategy," he concluded.

The political and economic situation of Argentina, over which the Bank has no control, could have a material adverse effect on the Bank's business, financial condition, results of operations and prospects. Allowances for credit losses plus equity funds amounted to $821 million at December 31, 2001 which, based upon known and available information, the Bank believes should be adequate to absorb any material adverse effect on the financial condition of the Bank. The Bank will continue to monitor developments in Argentina closely and intends to take appropriate steps as more information and clarity on the government's action regarding external debt and their effects on the Bank become available.

The following table sets forth the condensed profit and loss statements for the fourth and third quarters of 2001 and the fourth quarter of 2000:

                      (In $ millions, except percentages)

--------------------------------------------------------------------------------
                                                   IVQ00      IIIQ01     IVQ01
--------------------------------------------------------------------------------
Operating net interest income                       14.2        17.0      18.6
Effect of interest rate gap                          1.1         3.7       5.7
Interest income on available capital funds          13.8         8.0       5.4
One-time interest income and adjustments             0.0         0.0      -1.7
Net interest income                                 29.2        28.6      28.0
Net commission and other income                      4.7         5.0       3.7
Derivatives and hedging activities                   0.0        -3.7       5.5
Net revenues                                        33.9        29.9      37.2
Operating expenses
     Core operating expenses                         5.0         5.2       3.2
     Other operating expenses*                       1.1         1.8       4.7
                                                    ----        ----      ----
                     Operating expenses              6.1         7.0       7.9
                                                    ----        ----      ----
                     Operating income               27.7        22.9      29.3
                                                    ----        ----      ----
Provision for credit losses and impairment of
  securities                                         4.8         4.0     106.0
--------------------------------------------------------------------------------
Net income                                          22.9        18.9     -76.7
--------------------------------------------------------------------------------

(*) Other operating expenses include continuing investments in technology, strategic additions to personnel, and strategic initiatives as well as expenses associated with the structured transaction unit in New York.

Compared with the fourth quarter of 2000, net revenue in the latest quarter, net of interest income on available capital and one-time items, increased by 40%.

The following table sets forth the condensed profit and loss statements for the year ended December 31, 2001 and 2000:


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


                                             (In $ millions, except percentages)
--------------------------------------------------------------------------------
                                                               2000         2001
--------------------------------------------------------------------------------
Operating net interest income                                  60.3         66.8
Effect of interest rate gap                                     0.9         18.8
Interest income on available capital funds                     51.2         34.0
One-time interest income and adjustments                        2.1         -0.8
                                                              -----        -----
Net interest income                                           114.5        118.8
Net commission and other income                                22.7         16.1
Derivatives and hedging activities                              0.0          7.4
One-time commission income                                      0.3          3.1
                                                              -----        -----
Net revenues                                                  137.5        145.3
Operating expenses
     Core operating expenses                                   18.6         18.5
     Other operating expenses *                                 2.6          7.9
                                                              -----        -----
                              Operating expenses               21.2         26.4
                                                              -----        -----
                              Operating income                116.3        118.9
                                                              -----        -----
Provision for credit losses and impairment of
  securities                                                   19.2        117.5
Cumulative effect of accounting changes (SFAS 133)               --          1.1
--------------------------------------------------------------------------------
Net income                                                     97.1          2.5
--------------------------------------------------------------------------------
(*) Other operating expenses include continuing investments in technology, strategic additions to personnel, and expenses associated strategic initiatives as well as the structured transaction unit in New York.

BLADEX, with $5.9 billion in assets, is a specialized multinational bank established to finance trade in the Latin American and Caribbean region. Its shareholders include central banks from 23 countries in the region and 159 commercial banks (from the region, as well as international banks) and private investors. Its mission is to channel funds for the development of Latin America and the Caribbean, and to provide integrated solutions for the promotion of the region's exports. BLADEX is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Vice President, Finance & Performance Management Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

The Galvin Partnership, 67 Mason Street, Greenwich , CT 06830
Attention: William W. Galvin
Tel. No. (203) 618-9800, e-mail: wwg@galvinpartners.com



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   There will be a conference call on February 8, 2002 at 11:00 a.m. ET (U.S.
                                     time).
                            Please call 877-925-2339
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